Exhibit 99.3

Standpunt van de ondernemingsraad van ASML Netherlands B.V. (de “Ondernemingsraad”) met betrekking tot de voorgestelde wijziging van het beloningsbeleid van de Directie van ASML Holding N.V.

Citaat uit de brief van de Ondernemingsraad, d.d. 23 februari 2015:

“Naar mening van de Ondernemingsraad passen de voorgestelde wijzigingen in het streven van de Raad van Commissarissen om deze beloning steeds beter te Iaten aansluiten bij de lange termijn doelstellingen van de onderneming. De Ondernemingsraad is hier een groot voorstander van. Met name de introductie van een Cash Conversion Cycle component in de financiele Short Term Incentive performance measures spreekt ons aan.

Maar tevens wil de OR opmerken dat hij de verbetering rondom het introduceren van een Free Cash Flow component (naast de Cash Conversion Cycle) niet herkent als een verbetering ten opzichte van de Net Operating Cash Flow.

De Ondernemingsraad geeft hierbij tevens aan geen gebruik te zullen maken van het recht om een toelichting te geven op de Algemene Vergadering van Aandeelhouders van 22 april 2015.”

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Opinion of the works council of ASML Netherlands B.V. (the “Works Council”) in respect of the proposed adjustments of the remuneration policy of the Board of Management of ASML Holding N.V.

English translation of the quote from the letter of the Works Council dated 23 February 2015:

“In the Works Council view the proposed adjustments are in line with the Supervisory Board’s objective to better align the remuneration with the long term targets of the company. The Works Council is very much in favor hereof. In particular the introduction of a Cash Conversion Cycle component in the financial short term incentive performance measures is appealing to the Works Council.

The Works Council does, however, not recognize the introduction of the Free Cash Flow component (in addition to the Cash Conversion Cycle) as an improvement in comparison with Net Operating Cash Flow.

In light hereof, the Works Council also mentions that it will not exercise its right to provide an explanation at the Annual General Meeting of Shareholders of 22 April 2015.”

Standpunt van de Ondernemingsraad inzake Beloningsbeleid